UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 7

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 28,785,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 28,785,808
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 28,785,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 7

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 3 of 7

1	NAME OF REPORTING PERSON Tyler Kolarik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 7

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by Harbinger Group Inc. on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011 and Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012  (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711. Messrs. Maura and Kolarik were previously included as reporting persons in the Schedule 13D amendments filed by Harbinger Capital Partners Master Fund I, Ltd. and the other reporting persons identified therein on January 12, 2011, July 1, 2011, July 26, 2011, August 2, 2011 and September 16, 2011.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 is hereby amended to read as follows:

“As of the date hereof HGI beneficially owns 28,785,808 shares of Issuer common stock.”

CUSIP No. 84763R101	Page 5 of 7

Item 4.   Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 to the Schedule 13D are hereby amended and restated as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 51,767,891 Shares stated to be outstanding as of February 1, 2012 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 1, 2012 filed with the SEC on February 3, 2011. The Share  reported as beneficially owned by each Reporting Person in this Schedule 13D does not include the Shares beneficially owned by the other Reporting Persons or the Harbinger Persons. As a result of the arrangements among the Reporting Persons and the Harbinger Persons described in this Schedule 13D, the Reporting Persons and the Harbinger Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the 28,988,997 shares of Issuer common stock (or 56.0% of the outstanding shares of Issuer common stock) owned by the Harbinger Persons and the Reporting Persons in the aggregate as of the date of this Schedule 13D. Each of the Reporting Persons and each of the Harbinger Persons specifically disclaims beneficial ownership in the shares of Issuer common stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 28,785,808 shares of Issuer common stock, constituting 55.6% of the outstanding shares of Issuer common stock.

HGI has the sole power to vote or direct the vote of 28,785,808 shares of Issuer common stock; has the shared power to vote or direct the vote of 0 shares of Issuer common stock; has sole power to dispose or direct the disposition of 28,785,808 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 0 shares of Issuer common stock.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 20,000 Shares, constituting less than 1% of the Shares.

Mr. Maura has the sole power to vote or direct the vote of 20,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 20,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 3,000 Shares, constituting less than 1% of the Shares.

Mr. Kolarik has the sole power to vote or direct the vote of 3,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 3,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer. Harbinger

Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

(c) Set forth on Exhibit N hereto are the trade dates, number of Shares purchased and the price per Share for all transactions by the Reporting Persons since the previous amendment to Schedule 13D.”

CUSIP No. 84763R101	Page 6 of 7

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit M:	Joint Filing Agreement

Exhibit N:	Transactions in the Shares by HGI

CUSIP No. 84763R101	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

February 9, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Exhibit M
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

February 9, 2012

Exhibit N

TRANSACTIONS IN THE SHARES BY HGI

Date of Transaction	Price per Share	Number of Shares Purchased

1/19/2012	$29.1300	50
1/19/2012	$29.1400	50
1/19/2012	$29.1900	50
1/19/2012	$29.2000	50
1/19/2012	$29.2100	50
1/19/2012	$29.2200	50
1/19/2012	$29.2300	50
1/19/2012	$29.2400	50
1/19/2012	$29.2600	50
1/19/2012	$29.2700	100
1/19/2012	$29.3200	100
1/19/2012	$29.3300	50
1/19/2012	$29.3400	150
1/19/2012	$29.3600	250
1/19/2012	$29.3700	350
1/19/2012	$29.4000	50
1/19/2012	$29.4100	300
1/19/2012	$29.4200	200
1/19/2012	$29.4300	850
1/19/2012	$29.4400	100
1/19/2012	$29.4500	250
1/19/2012	$29.4600	50
1/19/2012	$29.4700	250
1/19/2012	$29.4800	150
1/19/2012	$29.4900	700
1/19/2012	$29.5000	1,400
1/19/2012	$29.5100	200
1/19/2012	$29.5400	50
1/20/2012	$29.3900	50
1/20/2012	$29.4000	250
1/20/2012	$29.4100	50
1/20/2012	$29.4400	250
1/20/2012	$29.4500	550
1/20/2012	$29.4600	723
1/20/2012	$29.4700	2,493
1/20/2012	$29.4800	1,048
1/20/2012	$29.4900	1,485
1/20/2012	$29.5000	951
1/20/2012	$29.5200	150
1/20/2012	$29.5300	150
1/20/2012	$29.5800	350
1/23/2012	$29.2200	1,237
1/23/2012	$29.2300	1,000
1/23/2012	$29.2400	2,800
1/23/2012	$29.2500	5,393
1/23/2012	$29.2600	253
1/23/2012	$29.2800	150
1/23/2012	$29.2900	250
1/23/2012	$29.3000	150
1/23/2012	$29.3100	50
1/23/2012	$29.3200	50
1/23/2012	$29.3300	67
1/23/2012	$29.3400	200
1/23/2012	$29.3600	100
1/23/2012	$29.3700	100
1/23/2012	$29.3800	50
1/23/2012	$29.3900	50
1/23/2012	$29.4100	150
1/23/2012	$29.4500	400
1/23/2012	$29.4600	100
1/23/2012	$29.4700	50
1/23/2012	$29.4800	540
1/23/2012	$29.4900	310
1/23/2012	$29.5000	150
1/24/2012	$29.1400	300
1/24/2012	$29.1450	50
1/24/2012	$29.1500	400
1/24/2012	$29.1600	50
1/24/2012	$29.1700	2,256
1/24/2012	$29.1800	994
1/24/2012	$29.1900	991
1/24/2012	$29.2000	850
1/24/2012	$29.2100	288
1/24/2012	$29.2200	100
1/24/2012	$29.2300	15
1/24/2012	$29.2400	35
1/24/2012	$29.2500	4,950
1/24/2012	$29.2600	300
1/24/2012	$29.2700	400
1/24/2012	$29.2750	50
1/24/2012	$29.2800	509
1/24/2012	$29.2900	150
1/24/2012	$29.3000	150
1/24/2012	$29.3100	550
1/24/2012	$29.3300	50
1/24/2012	$29.3400	362
1/24/2012	$29.3500	100
1/24/2012	$29.3600	100
1/24/2012	$29.3800	150
1/24/2012	$29.3900	100
1/24/2012	$29.4000	50
1/24/2012	$29.4300	200
1/24/2012	$29.4400	300
1/24/2012	$29.4500	50
1/24/2012	$29.4600	150
1/25/2012	$28.9800	100
1/25/2012	$28.9900	600
1/25/2012	$29.0000	1,347
1/25/2012	$29.0100	200
1/25/2012	$29.0200	150
1/25/2012	$29.0300	50
1/25/2012	$29.0400	150
1/25/2012	$29.0500	103
1/25/2012	$29.1000	56
1/25/2012	$29.1400	144
1/25/2012	$29.1500	50
1/25/2012	$29.1600	50
1/25/2012	$29.1700	100
1/25/2012	$29.1800	100
1/25/2012	$29.2000	1,100
1/25/2012	$29.2100	50
1/25/2012	$29.2250	50
1/25/2012	$29.2300	200
1/25/2012	$29.2400	50
1/25/2012	$29.2600	50
1/25/2012	$29.2800	50
1/25/2012	$29.3400	50
1/25/2012	$29.3500	100
1/25/2012	$29.3900	50
1/25/2012	$29.4000	350
1/25/2012	$29.4100	700
1/25/2012	$29.4200	300
1/25/2012	$29.4300	1,650
1/25/2012	$29.4500	100
1/25/2012	$29.4700	50
1/26/2012	$29.0900	100
1/26/2012	$29.1000	250
1/26/2012	$29.1100	350
1/26/2012	$29.1200	2,050
1/26/2012	$29.1300	350
1/26/2012	$29.1400	200
1/26/2012	$29.1500	100
1/26/2012	$29.1600	250
1/26/2012	$29.1700	350
1/26/2012	$29.1800	650
1/26/2012	$29.1900	50
1/26/2012	$29.2000	1,450
1/26/2012	$29.2100	1,450
1/26/2012	$29.2200	100
1/26/2012	$29.2300	1,200
1/26/2012	$29.2400	200
1/26/2012	$29.2600	250
1/26/2012	$29.2700	200
1/26/2012	$29.2800	150
1/26/2012	$29.2900	100
1/26/2012	$29.3000	1,046
1/26/2012	$29.3050	50
1/26/2012	$29.3100	107
1/26/2012	$29.3200	100
1/26/2012	$29.3300	100
1/26/2012	$29.3400	197
1/26/2012	$29.3500	1,200
1/26/2012	$29.3600	100
1/26/2012	$29.3700	200
1/26/2012	$29.3800	150
1/26/2012	$29.3900	250
1/26/2012	$29.4000	100
1/26/2012	$29.4100	150
1/26/2012	$29.4200	100
1/26/2012	$29.4300	100
1/26/2012	$29.4500	650
1/26/2012	$29.4600	200
1/26/2012	$29.4700	100
1/26/2012	$29.4800	100
1/26/2012	$29.5000	200
1/27/2012	$29.0500	50
1/27/2012	$29.0700	150
1/27/2012	$29.0800	950
1/27/2012	$29.0900	1,843
1/27/2012	$29.1000	3,016
1/27/2012	$29.1050	50
1/27/2012	$29.1100	3,556
1/27/2012	$29.1200	450
1/27/2012	$29.1300	185
1/27/2012	$29.1400	1,300
1/27/2012	$29.1500	350
1/27/2012	$29.1600	350
1/27/2012	$29.1800	250
1/27/2012	$29.2000	400
1/27/2012	$29.2100	50
1/27/2012	$29.2400	50
1/30/2012	$29.0500	1,200
1/30/2012	$29.1000	1,550
1/30/2012	$29.1100	50
1/30/2012	$29.1200	1,992
1/30/2012	$29.1300	500
1/30/2012	$29.1400	1,158
1/30/2012	$29.1500	3,550
1/30/2012	$29.1700	1,000
1/30/2012	$29.2400	1,550
1/30/2012	$29.2500	450
1/31/2012	$28.9000	453
1/31/2012	$28.9050	2,400
1/31/2012	$28.9100	156
1/31/2012	$28.9150	2,600
1/31/2012	$28.9200	3,600
1/31/2012	$28.9250	100
1/31/2012	$28.9300	900
1/31/2012	$28.9800	101
1/31/2012	$29.0000	2,190
2/1/2012	$29.0000	1,404
2/1/2012	$29.0300	917
2/1/2012	$29.0550	50
2/1/2012	$29.0700	2,450
2/1/2012	$29.0900	6,000
2/1/2012	$29.1000	1,429
2/1/2012	$29.1600	5,000
2/2/2012	$29.0600	2,250
2/2/2012	$29.2100	2,500
2/2/2012	$29.2300	2,500
2/2/2012	$29.3000	2,500
2/2/2012	$29.3200	5,000
2/2/2012	$29.3900	2,500
2/3/2012	$29.3300	50
2/3/2012	$29.3400	50
2/3/2012	$29.4400	50
2/3/2012	$29.4800	50
2/3/2012	$29.6900	50
2/3/2012	$29.7300	50
2/3/2012	$29.7400	100
2/3/2012	$29.7500	2,900
2/3/2012	$29.7800	100
2/3/2012	$29.8000	4
2/3/2012	$29.8100	50
2/3/2012	$29.8400	146
2/3/2012	$29.8600	200
2/3/2012	$29.8700	50
2/3/2012	$29.8900	100
2/3/2012	$29.9000	150
2/3/2012	$29.9800	50
2/3/2012	$30.2700	5,000
2/3/2012	$30.4400	10,000
2/3/2012	$30.4500	600
2/3/2012	$30.4900	5,300
2/3/2012	$30.5000	100
2/3/2012	$30.5200	5,000
2/3/2012	$30.5300	200
2/6/2012	$29.4100	400
2/6/2012	$29.4200	50
2/6/2012	$29.4350	50
2/6/2012	$29.4400	550
2/6/2012	$29.4500	300
2/6/2012	$29.4600	550
2/6/2012	$29.4700	750
2/6/2012	$29.4800	300
2/6/2012	$29.4900	1,250
2/6/2012	$29.5000	4,650
2/6/2012	$29.5100	700
2/6/2012	$29.5400	100
2/6/2012	$29.5500	250
2/6/2012	$29.5600	100
2/6/2012	$29.5900	50
2/6/2012	$29.6000	50
2/6/2012	$29.6100	150
2/6/2012	$29.6400	50
2/6/2012	$29.6700	50
2/6/2012	$29.6900	50
2/6/2012	$29.7000	748
2/6/2012	$29.7100	1,002
2/6/2012	$29.7200	700
2/6/2012	$29.7300	550
2/6/2012	$29.7400	300
2/6/2012	$29.7500	500
2/6/2012	$29.7600	400
2/6/2012	$29.7700	1,200
2/6/2012	$29.7750	50
2/6/2012	$29.7800	900
2/6/2012	$29.7900	400
2/6/2012	$29.8000	150
2/6/2012	$29.8100	150
2/6/2012	$29.8200	1,657
2/6/2012	$29.8300	100
2/6/2012	$29.8800	1,993
2/7/2012	$29.5000	535,800
2/8/2012	$29.3900	700
2/8/2012	$29.4000	300
2/8/2012	$29.4100	300
2/8/2012	$29.4200	780
2/8/2012	$29.4300	100
2/8/2012	$29.4400	200
2/8/2012	$29.4500	200
2/8/2012	$29.4600	720
2/8/2012	$29.4900	100
2/8/2012	$29.5000	2,800
2/8/2012	$29.5100	8,400
2/8/2012	$29.5200	3,400
2/8/2012	$29.5400	3,000
2/8/2012	$29.5600	500
2/8/2012	$29.6300	100
2/8/2012	$29.6500	6,229
2/8/2012	$29.6550	300
2/8/2012	$29.6600	8,688
2/8/2012	$29.6700	800
2/8/2012	$29.6800	489
2/8/2012	$29.7000	3,500
2/8/2012	$29.7100	694